UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 10, 2026

In the Matter of

White Knights Alliance Capital Corp
GF08, Ground Floor
IOI Business Park
Bandar Puchong Jaya
47170 Puchong, Selangor, Malaysia

File No: 333-292457

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

White Knights Alliance Capital Corp filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

White Knights Alliance Capital Corp has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 10, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief